

07002442

ITEDSTATES
.)EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROCKWELL FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 W. OLD COUNTRY ROAD, UNIT 248-1
(No. and Street)

HICKSVILLE (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. HALKITIS (516) 932-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

INCORVAIA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

380 N. BROADWAY, suite 408 (Address) Jericho (City) NY (State) 11753 (Zip Code)

PROCESSED

MAR 14 2007

THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. SECTION
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Halkitis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Rockwell Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENNIS T. COGLIANESE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-5733435
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 1/31/11

Notary Public

Signature

President / FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockwell Financial Group, Inc.

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2006

ROCKWELL FINANCIAL GROUP, INC.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

Independent Auditors' Report

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Rockwell Financial Group Inc. as of December 31,2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31,2006 and the results of its operations and its cash flows for the year then ended inconformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jericho, New York
February 22, 2007

Independent Auditors' Report

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Rockwell Financial Group Inc. as of December 31,2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31,2006 and the results of its operations and its cash flows for the year then ended inconformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 22, 2007

Rockwell Financial Group, Inc.
Statement of Financial Condition
December 31,2006

ASSETS

Cash	$	12,396
Commissions receivable		20,997
Due from related company		830
Prepaid expenses		10,989
Total current assets		45,212
Total Assets	$	45,212

LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITY

Accrued expenses	$	15,270
Total Liability		15,270

STOCKHOLDER'S EQUITY

Common stock, no par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		141,123
Accumulated deficit		(111,281)
Total Stockholder's Equity		29,942
Total Liability and Stockholder's Equity	$	45,212

See accompanying notes to financial statements.

Rockwell Financial Group, Inc.
Statement of Operations
For the Year Ended December 31,2006

Revenues	
Commissions	$ 401,093
Interest Income	96
Total Revenues	401,189
Expenses	
Salary, commission expense and taxes	287,187
Rent	44,360
Telephone	20,431
Travel and entertainment	17,998
Licenses, fees and memberships	16,749
Office expenses	8,215
Postage & express mail	4,154
Professional fees	2,799
Miscellaneous	2,600
Insurance	2,101
Bank service charges	1,221
Seminars & training	1,076
State filing fees	663
Repairs	308
Interest	142
Security	85
Total Expenses	410,089
Net Income for the year	(8,900)
Other income	
Forgiveness of Debt	3,573
Adjustment for gains realized into net income	(7,254)
Gain on sale of marketible securities	5,841
Total Other Income	2,160
Comprehensive income for the year	$ (6,740)

See accompanying notes to the financial statements.

Rockwell Financial Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31,2006

STOCKHOLDERS' EQUITY

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balances at January 1,2006	100	$ $100	$ 145,723	$ (111,795)	$ 7,254	$ 41,282
Capital Contributions	-	-	-	-		-
Capital Withdrawals	-	-	(4,600)	-		(4,600)
Net Income(Loss)	-	-	-	(5,327)		(5,327)
Other Comprehensive Income:						-
Adjustment of Gains realized into Net Income					(7,254)	(7,254)
securities				5,841		5,841
Balances at December 31,2006	100	$ $100	$ 141,123	$ (111,281)	$ -	$ $29,942

See accompanying notes to the financial statements.

Rockwell Financial Group, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31,2006

Cash flows From Operating Activities		
Net Income	$	(6,740)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Changes in Operating Assets and Liabilities		
Decrease in commissions receivable		13,274
Increase in prepaid expenses		917
Decrease in accrued expenses		(10,551)
Total Adjustments		3,640
Net Cash Used by Operating Activities		(3,100)
Cash Flows From Financing Activities		
Reduction in paid in capital		(4,600)
Reduction in unrealized gain on investment		7,254
Proceeds from sale of investment		3,301
Net Cash Provided by Financing Activities		5,955
Net Decrease in Cash		2,855
Cash - January 1,2006		9,541
Cash - December 31,2006	$	12,396

See accompanying notes to the financial statements.

Rockwell Financial Group, Inc.
Notes to the Financial Statements
December 31, 2006

SUMMARY OF SIGNIFICANTACCOUNTING POLICIES

Nature of Organization
Rockwell Financial Group, Inc. (The Company) was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose as securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp., a Delaware corporation.

Revenue Recognition
Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Accounts Receivable
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts in required. If amounts become uncollectible, they are charged to operations when that determination is made. During 2006, there were no accounts receivable write-offs.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal and state income taxes.

Uses of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK

The Company enters intro transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

Rockwell Financial Group, Inc.
Notes to the Financial Statements
December 31, 2006

PREPAID EXPENSES
Prepaid expenses at December 31, 2006 consist of licenses and fees of $10,989.

NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed15 to1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b) (1). At December 31, 2006, the Company had net capital of $18,123 which was $13,123 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.44 to 1.

INCOME TAXES
The Company has a net operating loss carry forward of approximately $111,687 available to offset future taxable income through 2024.

The total deferred tax asset is as follows:

Deferred tax asset	$	40,000
Valuation allowance		(40,000)
Net Deferred Tax Asset	$	-

The valuation account has decreased by $1,000 as of December 31, 2006.

RELATED PARTY TRANSACTIONS
Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., its parent company. As such, the two companies allocate common expenses such as rent, telephone, utilities, office supplies, travel, postage, and advertising.

At December 31, 2006, amount due from this related company represents the unremitted portion of the allocated expense described above.

Rockwell Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31,2006

NET CAPITAL		
Total Stockholder's Equity	$	$29,942
Total Capital and Allowable Subordinated Liabilites		
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		(10,989)
Due from related company		(830)
Total Non-Allowable Assets		(11,819)
Net Capital		18,123
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses		15,270
Total Aggregate Indebtedness		15,270
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		1,018
Minimum dollar net capital requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	13,123
Ratio Aggregate Indebtedness to Net Capital		1.44 to 1

There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2006.

Rockwell Financial Group, Inc.
Computations for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2006

The Company claims an exemption from the reserve requirement under paragraph (k) (2) (ii) of Rule 15c3-3.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholder's
Rockwell Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rockwell Financial Group, Inc. (the Company, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures forth purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Jericho, New York
February 22, 2007

END